China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
Tel: 86-755-82420906
Fax: 86-755-82407371

September 12, 2006

By Edgar Transmission and by Hand Delivery

Mr. Wilson K. Lee
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Form 20-F for the Year Ended December 31, 2005
Filed June 28, 2006
File No. 000-50917

Dear Mr. Lee:

On behalf of China Security & Surveillance Technology, Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 31, 2006 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced annual report on Form 20-F (the “Annual Report”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 60

1. We note from your disclosure that the two deliverables do not meet the separation criteria under EITF 00-21. Yet you separately recognize a portion of your revenue upon delivery of the surveillance equipment and recognize the remaining amount due upon installation. Under agreements in which you are required to install the equipment, it is unclear how you determined that installation is not essential to the functionality of the equipment under SAB 104. As such, in situations where you are required to install the equipment, please tell us your basis in GAAP for recognizing revenue upon delivery of the equipment if the deliverables do not represent separate units of accounting under EITF 00-21. In addition, advise us if a right of return exists with your sales of security and surveillance equipment and if so how it impacts your revenue recognition.

CSST Response: The Company derives most of its revenue from the sale and installation of security and surveillance equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

(i)	The security and surveillance equipment is a standard product to which the Company makes minor modifications according to customers’ specifications;

(ii)	Installation does not significantly alter the security and surveillance equipment’s capabilities; and

(iii)	Numerous other companies which possess the relevant licenses are available to perform the installation services.

According to the Company’s standard contract, the relevant equipment is generally delivered to the customer and installed before it is accepted by the customer. Upon acceptance by customers, the Company recognizes revenue from the sale of the equipment. As a marketing tool, generally, a small portion of the contract amount (usually 10%) will not be paid upon acceptance, but will be paid when the equipment has been in operation for a period of time. Such amount of the deferred payment is considered deferred revenue until the final payment is made. As discussed in the Company’s current report on Form 6-K filed on September 5, 2006 which reported its financial results for the six months ended June 30, 2006, the Company has been entering into larger contracts to provide more complex security and surveillance systems. In those cases, the Company’s contracts provide for the delivery and installation of equipment which may require extensive wiring and configuration. These contracts call for acceptance by the customer when installation is complete and require payment of 90% of the total contract price by that time. After the acceptance, the customers are allowed to retain 10% of the contract price for negotiated terms up to a few months which will be paid when the customers are satisfied that the equipment works properly for a sustained period of time. In such instances, 90% of such revenue is recognized upon the acceptance by the customers and the remaining 10% of the revenue is deferred until the customer is satisfied with the long term viability of the equipment. For all contracts, the equipment is subject to repair or replacement by the Company if it is defective, but there is no right of return of the product. As is evident from the Company’s current report on Form 6-K filed on September 5, 2006, the Company deferred $17.9 million of its revenue and $12.1 million of its costs for projects that were in process at June 30, 2006.

In practice, the Company’s contracts generally contain payment terms as follows:

(1). Upon signing of the contract, the customer is required to make a deposit equal to 30% of the contract amount;
(2). Upon delivery of the equipment to be used in the installation, the customer is required to make another payment equal to 40% of the contract amount;
(3). Upon completion of installation, and acceptance by the customer, the customer is required to make another payment equal to 20% of the contract amount;

(4). The remaining 10% is not required to be paid until the equipment has been installed and operating for a period of time. If the system is not performing according to the specifications, our technical staff performs fine tuning to bring the system to its peak performance level as specified. This 10% is usually collected a few months after the installation has been completed; and
(5). A right of return does not exist in any of the contracts we have signed with our customers.

In view of the above policy, the Company did not recognize revenue on projects that had not been completed at the year- end. For those security and surveillance projects that were completed and accepted by customers, we recognized 90% of the contract revenue and treated the 10% remaining balance as deferred revenue. For projects for which installation had not been completed, all revenue was deferred.

Management believes its revenue recognition complies with the requirements of SAB104.

Note 10 - Related Party Receivables, page 68

2. We note from your disclosure the Agreements of Repayment with related parties were entered into in January 2006. Given the agreements were not in effect as of the balance sheet date, what is your basis for classifying these amounts as current at December 31, 2005? In addition, advise us if the amounts were repaid as of June 30, 2006 as per the agreements.

CSST Response: The Company has receivables from several companies whose directors and shareholders are common with the Company. As of December 31, 2005, receivables from those related parties were considered to be short term advances, and they did not have a fixed date of repayment. However, the Company had always considered the receivables to be current assets. In January 2006, in order to reinforce the short term nature of the receivables with the related entities, the Company required the entities to enter into agreements to have the outstanding amounts repaid by June 30, 2006. The Company does not believe that requiring the repayment agreements altered its accounting policy for the receivables, the Company believes requiring the agreements of repayment is an additional step it takes to address improved corporate governance as a public reporting company.

All of the related party balances owed to the Company as of December 31, 2005 were either repaid or extended on a short term basis. New balances which arise as a result of advances or other transactions are required to be repaid in one year or less. Therefore, related party receivables are classified as a current asset on the balance sheet at June 30, 2006. The reconciliation of related party receivables from the December 31, 2005 balance to the June 30, 2006 balance, as shown in the Company’s current report on Form 6-K filed on September 5, 2006, is as follows:

Related party receivables at December 31, 2005	$4,018,632
Allowance for doubtful accounts	(235,434)
Related party receivables, net, at Dec. 31, 2005	3,783,198
Repayment	(3,373,918)
Addition (primarily rental income)	247,314
Reversal of allowance for doubtful accounts upon collection of amount owed	235,434
Foreign currency translation gain	30,186
Ending balance at June 30, 2006	$922,214

Note 16 - Subsequent Events

(a) Execution and Closing of a Stock Purchase Agreement, page 71

3. We note that in connection with the closing of the Securities Purchase Agreement that you issued warrants subject to a registration agreement that requires you to file a registration statement that is declared effective within the 180 day period or else you are required to pay penalties. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-04 The Effect of a Liquidated Damages clause on a Freestanding Financial Instrument Subject to Issue 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you have considered the guidance of EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights issue.

CSST Response: On April 4, 2006, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”) for the sale of 2,666,667 shares (the “Shares”) of the Company’s common stock at a price of $3.00 per share. In conjunction with the closing of the transaction, the Company also issued a total of 416,667 warrants (the “Warrants”) to purchase shares of the Company’s common stock. In addition, the Company executed a registration rights agreement under which it is obligated, within 45 days after the closing date, to file a registration statement on Form F-1, or other available form, to register the Shares and the shares underlying the Warrants for resale. The Company is also obligated to use its best efforts to cause the registration statement to be declared effective within 180 days of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period.

The Company did consider the guidance contained in EITF 05-4 in preparation of its 2006 financial statements regarding the liquidated damages clause, and expanded its disclosure regarding the Agreement in footnote 9 to its June 30, 2006 financial statements which was filed as an exhibit to the Company’s current report on Form 6-K filed September 5, 2006. Additional wording from the Agreement was incorporated into the footnote as follows:

This agreement established a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s securities. The Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, both the common stock and warrants are classified as a permanent equity.

(c) Statutory Surplus Reserve Fund, page 71.

4. Reference is made to your disclosure regarding restrictions on the PRC subsidiary’s ability to distribute profits due to the maintenance of certain statutory reserves. Please disclose the amount of restricted net assets and advise us if you were required to include Schedule I pursuant to Rule 5-04 of Regulation S-X.

CSST Response: As stipulated by the regulations applicable to foreign investment enterprises in the People’s Republic of China (“PRC”), the PRC subsidiary of the Company is required to maintain a statutory reserve fund which represents non-distributable retained earnings, in an amount to be established by the subsidiary company’s board of directors. On May 25, 2006, the Company’s board of directors approved a provision of 10% of the subsidiary company’s 2005 net income after taxes to the enterprise expansion fund as disclosed in the statutory financial statements of the PRC subsidiary.

The amount of the statutory reserve equaled $726,596, which was approximately 3% of the Company’s consolidated net assets of $24,611,746 as of December 31, 2005. It is management’s understanding that under Rule 5-04 of Regulation S-X, Schedule I, condensed financial information of the Company is required to be filed if the restricted net assets of its consolidated subsidiary, as defined under Rule 4-08(e)(3) of Regulation S-X, exceed 25 percent of the Company’s consolidated net assets as of the end of the most recently completed fiscal year. On December 31, 2005, the restricted net assets of the Company’s consolidated subsidiary were approximately 3% of the Company’s total consolidated net assets. Therefore, management believes that Schedule I is not required to be filed as of December 31, 2005.

In connection with its responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing information responds fully to the comments in the Staff’s Comment Letter.  If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 82420906 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security & Surveillance Technology, Inc.

By:	/s/ Terence Yap
Terence Yap
Vice Chairman